Mail Stop 6010								December 22,
2005


David S. Tierney, M.D.
President and Chief Executive Officer
Valera Pharmaceuticals, Inc.
8 Clarke Drive
Cranbury, NJ 08512


Re:	Valera Pharmaceuticals, Inc.
	Registration Statement on Form S-1
      Amended December 9, 2005
	File Number 333-123288


Dear Dr. Tierney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

   Use of Proceeds, page 24
1. We note our prior Comment 4, your response and reissue the comment. For each of the indications for the drug candidates that you intend to conduct clinical trials for using these proceeds, disclose the stage of the FDA approval process you expect to complete using the proceeds.

   Cost of Product Sales, page 35
2. We note our prior Comment 7 and reissue it. Disclose the nature, cause and chronology of the issues surrounding histrelin that resulted in lots produced that did not meet your quality control specifications.




Notes to Financial Statements

Note 2 - Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-11

3. We acknowledge the response to our comment 9 in your December
9,
2005 response letter. In addition to the information disclosed as a result of our previous comment, please include the following disclosures:

* Regarding the actual returns and allowances of $1,283,958 for the
nine months ended September 30, 2005, provide the portion relating to
sales made during 2004 and sales made during the first nine months of
2005, separately disclose the amounts from distributors and non-
distributors.
* For actual returns and allowances subsequent to September 30,
2005
disclose the portion relating to sales made during 2004, sales made during the first nine months of 2005 and sales made subsequent to September 30, 2005.


*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Christine Allen at (202) 551-3652 or James
Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 551-3612 or me at (202) 551-3710 with any other questions.



      Sincerely,


      Jeffrey Riedler
      Assistant Director


cc:	Robert B. Murphy, Esq.
	Pepper Hamilton LLP
	600 14th Street, N.W.
	Washington, DC 20005-2004